PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

06012184

31st March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 20th March
- 31st March

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press release of 20th March 2006

Holdings in Company

On 20th March 2006 Peter Hambro Mining plc (the "Company") was notified by Deutsche Bank AG that it, together with its subsidiary companies, has ceased to have a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova, Director of External Communications Peter Hambro Mining plc
Marianna Adams, Investor Relations +44 (0) 20 7201 8900

Tom Randell / Maria Suleymanova
Merlin +44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press release of 31st March 2006

Peter Hambro Mining Plc
2005 Trading Update

Further to the production update provided in January 2006 and in advance of the Group's preliminary results announcement due to be released in April 2006, Peter Hambro Mining plc ("PHM" or the "Group") is today issuing an unaudited trading update for 2005.

Business and operating cost update

PHM is in a period of substantial expansion and the business remains on track to achieve the 2009 "Million Ounce" target. PHM's estimate of the economic value of the Group's operations remains substantially unchanged to that set out in the January 2006 announcement. In relation to that announcement, PHM presented unit cost estimates for the Pokrovskiy Flanks, Pioneer and Malomir deposits based on actual costs experienced in the first eleven months of 2005 - these estimates remain unchanged.

However as is common throughout the extractive industry globally, material and input costs at Pokrovskiy mine and for our Omchak joint venture have experienced upwards pressure from external factors. For Pokrovskiy, fuel, energy and plant consumables prices have increased by 36%, 26% and 30% respectively.

The inflationary pressures that the Group continues to experience will have to be balanced against the Rouble price of gold and economies of scale. The balance of these factors will determine the long-term profitability of the Group's assets. In this connection it should be noted that: the Rouble price of gold has risen by c.38% since 1 January 2005. The Group is actively implementing cost optimisation programmes and would hope to benefit from economies of scale with the amount of material to be moved in 2009 expected to be six times that moved in 2005.

As a result of tight internal cost control, the preliminary estimate of the 2005 Gold Institute Standard ("GIS") Cash Operating Cost for Pokrovskiy is c.US$125/ oz. - a rise of c.17% compared to 2004. The cash cost estimate is c.16% below our previously reported cash operating cost per ounce for the first six months of 2005.

Omchak suffered particularly from a rise in input costs since it is partly an alluvial operator with c.40% of its costs are fuel and energy related. It also experienced significant foreign exchange translation losses. Omchak's preliminary GIS total cash costs are expected to have increased by c.17% to c.US$360/oz for 2005.

Accounting and financial update

In previous years, the majority of costs incurred in delivering our expansion programmes have been capitalised by the Group. In 2005, given that large scale

trial mining has commenced at Pioneer, certain costs will, however, be charged against 2005 earnings as follows:

- US$2.5m increase in payroll expenses relating to staffing and training for expansion projects (164 personnel active within Pokrovskiy but working toward Pioneer, Malomir and the Pokrovskiy flanks development);

- US$2.3m cost of Pioneer trial mining (including c.US$1m of depreciation of Pioneer assets); and

- US$0.5m cost of repair work to equipment utilised at Pioneer.

In addition, the debt service costs of the US$140m convertible bond, amounting to c.US$4.2m, have had a negative impact on the Group's profit for 2005.

On the basis of current estimates the combined effect of the factors described in this announcement is expected to lead to the reported net profit of the Group for 2005 being c.15% below that of 2004. It is intended that the Group's preliminary results will be published on Monday April 24th 2006.

Commenting on the announcement, Peter Hambro, Executive Chairman, said:

"The Pokrovskiy mine is reported to be Russia's lowest cost gold producing major mine. 2005 has seen the commencement of PHM's large expansion programme leading our million ounce gold production in 2009. Until 2005 the Group's unit operating costs had remained relatively constant for the past 3 years, as inflationary pressures were matched by cost optimisation programmes and economies of scale.

However our preparation for further expansion, combined with significant input cost increases for all key raw materials, have impacted the earnings of an otherwise excellent year in which gross sales rose by c.33%.

Cost control and asset optimisation remain key priorities and unit costs in the future will benefit as production levels increase towards our million ounce target."

Enquiries:

Alya Samokhvalova or Marianna Adams Peter Hambro Mining	+44 (0) 207 201 8900 www.peterhambro.com
Tom Randell or Maria Suleymanova Merlin	+44 (0) 207 653 6620